SCHEDULE D

SHAREHOLDER RIGHTS PLAN

ELDORADO GOLD CORPORATION
(“Eldorado”)

Dated as of November 14, 1996
as amended and restated
as of May 4, 2006

TABLE OF CONTENTS

                                                      Page

ARTICLE 1

INTERPRETATION

3

1.1

Definitions

3

1.2

Currency

18

1.3

Headings and References

18

1.4

Calculation of Number and Percentage of Beneficial Ownership of

Outstanding Voting Shares                                                                                18

1.5

Acting Jointly or in Concert

19

1.6

Generally Accepted Accounting Principles

19

ARTICLE 2

THE RIGHTS

19

2.1

Legend on Common Share Certificates

19

2.2

Initial Exercise Price: Exercise of Rights; Detachment of Rights

20

2.3

Adjustments to Exercise Price; Number of Rights

23

2.4

Date on Which Exercise is Effective

28

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates

28

2.6

Registration, Transfer and Exchange

29

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates

30

2.8

Persons Deemed Owners

31

2.9

Delivery and Cancellation of Certificates

31

2.10

Agreement of Rights Holders

31

2.11

Rights Certificate holder Not Deemed a Shareholder

32

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

32

3.1

Flip-in Event

32

ARTICLE 4

THE RIGHTS AGENT

34

4.1

General

34

4.2

Merger or Amalgamation or Change of Name of Rights Agent

35

4.3

Duties of Rights Agent

35

4.4

Change of Rights Agent

37

ARTICLE 5

MISCELLANEOUS

38

5.1

Redemption and Waiver

38

5.2

Expiration

39

5.3

Issue of New Rights Certificates

39

5.4

Supplements and Amendments

40

5.5

Fractional Rights and Fractional Common Shares

41

5.6

Rights of Action

42

5.7

Regulatory Approvals

42

5.8

Declaration as to Non-Canadian holders

42

5.9

Notices

42

5.10

Costs of Enforcement

44

5.11

Successors

44

-i-

TABLE OF CONTENTS

(continued)

                                                      Page

5.12

Benefits of this Agreement

44

5.13

Governing Law

44

5.14

Severability

44

5.15

Effective Date

44

5.16

Reconfirmation

44

5.17

Determinations and Actions by the Board of Directors

45

5.18

Counterparts

45

-ii-

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT is made as of November 14, 1996, as amended and restated as of May 4, 2006.

BETWEEN:

ELDORADO GOLD CORPORATION, a corporation amalgamated under the laws of Canada and having its registered office at Suite 1920, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

(the “Corporation”)

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company under the laws of Canada and having an office at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9

(the “Rights Agent”)

OF THE SECOND PART

WHEREAS:

A.

HRC Development Corporation (“HRC”) and Eldorado Gold Corporation, as constituted prior to its amalgamation with HRC, (“Old Eldorado”) entered into an arrangement agreement made as of October 11, 1996 pursuant to which Old Eldorado and HRC agreed to propose to their respective shareholders an arrangement under Section 192 of the Canada Business Corporations Act; subsequently, Old Eldorado and HRC amalgamated effective November 19, 1996.

B.

The Board of Directors of both Old Eldorado and HRC determined that it was in the best interests of the corporation resulting from the amalgamation of Old Eldorado and HRC pursuant to the terms of the plan of arrangement to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Corporation would be treated fairly in connection with any take-over bid for the Corporation.

C.

In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Corporation authorized, inter alia, on the Effective Date (as defined below):

(1)

the issuance of one right (a “Right”) in respect of each Common Share in the capital of the Corporation outstanding as of 11:01 a.m. (Vancouver time) on the Effective Date (the “Record Time”); and

(2)

the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

D.

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement.

E.

Old Eldorado and HRC appointed the Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada (“Computershare”) to act on behalf of the Corporation and the holders of Rights.  The Corporation wishes to replace Computershare with its affiliate, the Rights Agent and the Rights Agent is willing to act in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

F.

The Corporation’s shareholder rights plan was initially put in place for a period of ten years from the Effective Date, subject to it being reconfirmed by shareholders of the Corporation after a period of five years.  The shareholders of the Corporation approved an amendment to the Corporation’s shareholder rights plan and reconfirmed it at a shareholder meeting held on May 29, 2002.

G.

The Corporation wishes to amend and restate the Corporation’s Shareholder Rights Plan in order to update it to include certain provisions that reflect trends in current shareholder rights plans and to make certain other changes, and in particular wishes to extend the termination of the Shareholder Rights Plan for a period of six years from the date of the approval of the amended and restated shareholder rights plan by shareholders of the Corporation, subject to it being reconfirmed by shareholders after a period of three years from the date of the approval.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

“Acquiring Person” means any Person who is (as of May 4, 2006) or subsequently becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares, provided that the term “Acquiring Person” will not include:

(i)

the Corporation or any Subsidiary of the Corporation,

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisitions;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of an additional 1% or more of the outstanding Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition, a Pro Rata Acquisition, then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an “Acquiring Person”;

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(iv)(D) solely because such Person has made or proposes to make a tender or exchange offer or Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, “Disqualification Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario) or section 111 of the Securities Act (British Columbia)) by such Person or the Corporation of the intent to commence such a tender or exchange offer or Takeover Bid being herein referred to as the “Disqualification Date”;

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of an acquisition from the Corporation in connection with a distribution of securities by way of a prospectus or private placement; or

(v)

a Person (a “Grandfathered Person”) who was the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at May 4, 2006, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person becomes the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares then outstanding, other than through a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and provided that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the outstanding Voting Shares at any time after May 4, 2006;

(b)

“Affiliate” means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

“Agreement” means this shareholder rights plan agreement dated as of November 14, 1996 between Old Eldorado, HRC and Computershare, as amended by the Corporation and Computershare on June 14, 2002, as amended and restated between the Corporation and the Rights Agent as of May 4, 2006, as may be amended, modified, supplemented or restated from time to time.

(d)

“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding financial year.

(e)

“Associate” means, when used to indicate a relationship with a specified Person:

(i)

a partner, other than a limited partner, of that Person;

(ii)

a trust or estate in which that Person has a substantial beneficial interest or for which that Person serves as trustee or in a similar capacity;

(iii)

an issuer in respect of which that Person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer; or

(iv)

a relative, including the spouse, of that Person or a relative of that Person’s spouse, if the relative has the same home as that Person.

(f)

“Beneficial Owner”: a Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”, any securities:

(i)

as to which such Person or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i) a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario), including section 90 thereof, or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules, pursuant to the provisions of the Canada Business Corporations Act or the Securities Act (Ontario) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)

as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) or understanding (whether or not in writing) or otherwise;

(iii)

which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person’s Affiliates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities, (y) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares of any class;

(iv)

which are directly or indirectly owned at law or in equity by an Associate of such Person; and

(v)

which is Beneficially Owned within the meaning of Clause 1.1(f)(i), (ii), (iii) or (iv) of this definition by any other Person with which, and in respect of which security, such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(A)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1(f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(C)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(D)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(1)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”);

(2)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(3)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the “Statutory Body”) is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies;

(4)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof; or

(5)

the ordinary business of such person includes acting as an agent of the Crown in the management of public assets (the “Crown Agent”),

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Crown Agent, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;

(E)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security; or

(F)

where such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement, or is otherwise deposited or tendered, pursuant to a Take-Over Bid made by such Person or by any of such Person’s Affiliates or Associates until the earliest of such tendered security being accepted unconditionally for payment or exchange or being taken up and paid for.

(g)

“Board of Directors” means the board of directors from time to time of the Corporation or any duly constituted and empowered committee thereof.

(h)

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(i)

“Canada Business Corporations Act” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(j)

“Canadian Dollar Equivalent” means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k)

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l)

“close of business” means, on any given date, the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Corporation (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) is closed to the public.

(m)

“Common Shares” means the common shares in the capital of the Corporation as constituted at the Record Time, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n)

“Competing Permitted Bid” means a Take-Over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(jj)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is in existence for the Voting Shares.

(o)

“controlled” a corporation shall be deemed to be “controlled” by another person or two or more persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation.

(p)

“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a).

(q)

“Corporation” means Eldorado Gold Corporation.

(r)

“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h).

(s)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Corporation;

(iii)

interest paid on evidence of indebtedness of the Corporation; or

(iv)

optional cash payments;

be applied to the purchase from the Corporation of Common Shares.

(u)

“Effective Date” means November 19, 1996.

(v)

“Election to Exercise” means an election to exercise substantially in the form attached to the Rights Certificate.

(w)

“Exchange Act of 1934” means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or repealed.

(x)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or 5.1(h).

(y)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)

until the Separation Time, an amount equal to two times the Market Price, from time to time, per Common Share; and

(ii)

from and after the Separation Time, an amount equal to two times the Market Price, as at the Separation Time, per Common Share.

(z)

“Expansion Factor” shall have the meaning ascribed thereto in Section 2.3(a).

(aa)

“Expiration Time” means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.15 or Section 5.16;

(bb)

“Flip-in Event” means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(cc)

“holder” shall have the meaning ascribed thereto in Section 2.8.

(dd)

“Independent Shareholders” means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or directed whether the Voting Shares are to be tendered to a Take-Over Bid.

(ee)

“Market Price” per share of any securities on any date means the average daily closing price per share of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such date is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United Stated securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The market price shall be expressed in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian Dollar Equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(ff)

“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).

(gg)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(hh)

“Offeror” means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(ii)

“Offeror’s Securities” means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(jj)

“Permitted Bid” means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror (including any Common Shares issued following the date of the Take-Over Bid pursuant to the conversion of convertible securities). The Take-Over Bid shall expressly state that Common Shares issued on the exercise of convertible securities shall, subject to compliance with the procedures applicable, generally, to the tendering of Voting Shares under the Take-Over Bid, be eligible to be tendered under the Take-Over Bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(jj)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(jj)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement.

(kk)

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ll)

“Permitted Lock-Up Agreement” means an agreement (the “Lock-Up Agreement”) between a Person and one or more holders of Voting Shares (each a “Locked-Up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-Up Bid (as defined below) is publicly announced or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement (or, if such date is not a Business Day, on the Business Day next following such date)), pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares held by such holder to a Take-Over Bid (the “Lock-Up Bid”) made or to be made by such Person, any of such Person’s Affiliates or Associates or any other Person with which, and in respect of which security, such Person is acting jointly or in concert; provided that:

(i)

the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-Up Bid in order to deposit or tender such securities to another Take-Over Bid or support another transaction where:

(A)

the price or value per Voting Share offered under such other Take-Over Bid or transaction exceeds the price or value per Voting Share offered under the Lock-Up Bid;

(B)

the price or value per Voting Share offered under such other Take-Over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Voting Share offered under the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share offered under the Lock-Up Bid; or

(C)

the number of Voting Shares to be purchased under such other Take-Over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other Take-Over Bid or transaction, or other similar limitation on a Locked-Up Person’s right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other Take-Over Bid or support the other transaction; and

(ii)

no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)

the cash equivalent of 2.5% of the price or value payable under the Lock-Up Bid to a Locked-Up Person; and

(B)

50% of the amount by which the price or value payable under another Take-Over Bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid or withdraws Voting Shares previously deposited or tendered thereto in order to deposit or tender to another Take-Over Bid or support another transaction.

(mm)

“Person” includes any individual, firm, partnership, syndicate, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization.

(nn)

“Pro-Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which such Person becomes a Beneficial Owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(oo)

“Record Time” means 11:01 a.m. (Vancouver time) on the Effective Date.

(pp)

“Redemption Price” has the meaning ascribed thereto in Section 5.1(b).

(qq)

‘Right” means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(rr)

“Rights Agent” means Computershare Investor Services Inc. and any successor rights agent hereunder.

(ss)

“Rights Certificate” means a certificate representing Rights in substantially the form of Schedule A attached hereto.

(tt)

“Rights Register” shall have the meaning ascribed thereto in Section 2.6(a).

(uu)

“Securities Act of 1933” means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(vv)

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.S.5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ww)

“Separation Time” means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition Date, or such earlier or later time as may be determined by the Board of Directors; and

(ii)

the date of the commencement of or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid so long as such Takeover Bid continues to satisfy the requirements of the Permitted Bid or Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(xx)

“Share Acquisition Date” means the first date of a public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(yy)

“Subsidiary”: a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by that other; or

(ii)

it is a Subsidiary of a corporation that is that other’s Subsidiary.

(zz)

“Take-Over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire provided that such an Offer to Acquire shall not be a Take-Over Bid where it is made by a person referred to in subsections 1.1(a)(i) to and including 1.1(a)(v).

(aaa)

“Trading Day” means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day.

(bbb)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner determined by the Board of Directors from time to time.

(ccc)

“U.S. Dollar Equivalent” means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(ddd)

“Voting Shares” means the Common Shares and any other shares of the Corporation entitled to vote generally and at all times for the election of directors of the Corporation.

(eee)

“Voting Share Reduction” means an acquisition or redemption by the Corporation of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency.  All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References.  The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement. All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement. The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares.  For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A =

the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B =

the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert.  For the purposes of this Agreement, a Person is acting jointly or in concert with every other Person who is a party to any agreement, commitment or understanding, whether formal or informal and whether or not in writing, with the first mentioned Person to acquire or Offer to Acquire Voting Shares (other than customary agreements with and between underwriters and/or members of banking groups and/or selling group members with respect to a distribution of securities pursuant to a prospectus or by way of a private placement and other than pursuant to pledges of securities in the ordinary course of business).

1.6

Generally Accepted Accounting Principles.  Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2
THE RIGHTS

2.1

Legend on Common Share Certificates.  Certificates representing Common Shares which are issued after May 4, 2006 but prior to the earlier of the Separation Time and the Expiration Time, will also evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights plan agreement (the “Shareholder Rights Plan Agreement”) dated as of November 14, 1996 as amended and restated as of May 4, 2006 between Eldorado Gold Corporation (the “Corporation”) and Computershare Investor Services Inc., as Rights Agent, as may be amended, modified, supplemented or restated from time to time, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Corporation. Under certain circumstances as set forth in the Shareholder Rights Plan Agreement, such Rights may be amended, redeemed, may expire, may lapse, may become void (if, in certain circumstances, they are “Beneficially Owned” by a person who is or becomes an “Acquiring Person”, as such terms are defined in the Shareholder Rights Plan Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence one Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.  Certificates representing Common Shares that are issued and outstanding prior to May 5, 2006 shall be deemed to bear the above legend (which legend shall replace any existing legend on such certificates) until the close of business on the earlier of the Separation Time and the Expiration Time and the holders of such certificates shall have the right to exchange their certificates for replacement certificates bearing the above legend.

2.2

Initial Exercise Price: Exercise of Rights; Detachment of Rights.

(a)

Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time:  Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time:  From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of such Rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as made be required to comply with any law, rule or regulation or with any rule or regulation or any self-regulatory organization, stock exchange or “system” on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Corporation held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise:  Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Corporation (or by such other method of payment as may be acceptable to the Corporation), of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the Certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s authorized assigns.

(g)

Covenants: The Corporation covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Canada Business Corporations Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights.  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization: If the Corporation shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(ii)

each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current Market Price per share (determined as provided in such plans) of the Common Shares.

(c)

Special Distribution: If the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustments: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment; or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment: If the Corporation shall at any time after the Record Time and prior to the Separation Time:

(i)

issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments; or

(ii)

completes a transaction referred to in Subsections 2.3(a), (b) or (c) and if the Board of Directors acting in good faith determines that an adjustment to the Exercise Price contemplated by such provisions in connection with such a transaction is unnecessary due to the fact that the Exercise Price is based on a Market Price that reflects the completion of such a transaction, then the Board of Directors may determine that such an adjustment to the Exercise Price will not apply.

(f)

Benefit of Adjustments: Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective.  Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates.

(a)

Execution: The Rights Certificates shall be executed on behalf of the Corporation, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Corporation learns of the Separation Time, the Corporation shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date:  Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange.

(a)

Maintaining of Register: The Corporation shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation shall provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (“Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times. After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights: Every Rights certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing. As a condition to the issue of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated hereunder.

2.7

Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(a)

Mutilation: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificate, the Corporation shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners.  The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates.  All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10

Agreement of Rights Holders.  Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f)

subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

2.11

Rights Certificate holder Not Deemed a Shareholder.  No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event.

(a)

Flip-In: Subject to the provisions of Sections 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person; or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Corporation shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Plan Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

ARTICLE 4
THE RIGHTS AGENT

4.1

General.

(a)

Appointment of Rights Agent: The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint one or more Co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable. In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent.

(a)

Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent.  The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith: The Rights Agent shall be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)

Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Corporation.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation: The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions: The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent.  The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Corporation) in writing delivered or mailed to the Corporation and to the transfer agent of Common Shares by first class or registered mail. The Corporation may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to the transfer agent of Common Shares by first class or registered mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation shall appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1

Redemption and Waiver.

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

With the prior consent of the holders of Voting Shares prior to the Separation Time or Rights after the Separation Time obtained in accordance with Subsection 5.4(b) or (c), as applicable, the Board of Directors may, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”). The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration.  No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates.  Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments.

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  Notwithstanding anything in this Section 5.4 to the contrary, no such amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such amendment.

(b)

Subject to Section 5.4(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, restate, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s by-laws and the Canada Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares.

(a)

No Fractional Rights: The Corporation shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights the Corporation shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action.  Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7

Regulatory Approvals.  Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange and other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).

5.8

Declaration as to Non-Canadian holders.  If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.9

Notices.

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Eldorado Gold Corporation
1188 - 550 Burrard Street
Bentall 5
Vancouver, B.C.
V6C 2B5

Attention: Corporate Secretary
Telecopy No.: (604) 687-4026

With a copy to:

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Suite 2100, 1075 West Georgia Street
Vancouver, B.C.
V6E 3G2

Attention: Josh Lewis
Telecopy No.: (604) 631-3232

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
4th Floor, 510 Burrard Street
Vancouver, B.C.
V6C 3B9

Attention: General Manager, Client Services
Telecopy No.: (604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement.  The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors.  All of the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement.  Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement and this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of Rights.

5.13

Governing Law.  This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability.  If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date.  This Agreement, as amended and restated, is effective in accordance with its terms from May 4, 2006.  Subject to reconfirmation pursuant to Section 5.16, this Agreement and any then outstanding Rights shall terminate and be of no further force and effect from the earlier of (a) the time of termination of the Corporation’s 2012 annual meeting of holders; and (b) December 31, 2012.

5.16

Reconfirmation.  The Corporation shall request the reconfirmation of this Agreement at a meeting of holders of Voting Shares to be held no later than the date on which the annual meeting of holders of Voting Shares to be held in the year 2009 terminates.  If the Agreement is not reconfirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the reconfirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation of this Agreement under this Section and the date of termination of the annual meeting of holders of Voting Shares to be held in the year 2009; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors.  The Board of Directors of the Corporation shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (a) interpret the provisions of this Agreement and (b) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Corporation, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

ELDORADO GOLD CORPORATION
Per:
Name:
Title:

COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:

SCHEDULE A TO THE SHAREHOLDER RIGHTS PLAN AGREEMENT DATED AS OF NOVEMBER 14, 1996, AS AMENDED AND RESTATED AS OF MAY 4, 2006 BETWEEN ELDORADO GOLD CORPORATION AND COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No.

___________

____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION AT THE OPTION OF ELDORADO GOLD CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certifies that ______________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement (the “Shareholder Rights Agreement”), dated as of November 14, 1996 as amended and restated as of May 4, 2006 between Eldorado Gold Corporation (the “Corporation”), a corporation amalgamated under the Canada Business Corporations Act, and Computershare Investor Services Inc., as Rights Agent, as may be amended, modified, supplemented or restated from time to time, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a “Common Share”) (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be an amount equal to two times the Market Price (as defined in the Shareholder Rights Agreement) and shall be subject to adjustment in certain events.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  In the event that there are any inconsistencies between the terms of this Rights Certificate and the terms of the Shareholder Rights Agreement, the terms of the Shareholder Rights Agreement shall govern.  A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered. If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000l per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right. After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

ELDORADO GOLD CORPORATION
Per:
Name:
Title:

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.
Per:
Name:
Title:

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such
holder desires to transfer the Rights.)

FOR VALUE RECEIVED _____________________________________________ hereby sells, assigns and transfers unto ________________________________________________________

______________________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ______________________________ as attorney, to transfer the within Rights Certificate on the books of the Corporation with full power of substitution.

Dated: _____________________

Signature Guaranteed:

__________________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION
(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement).

Signature Guaranteed:

__________________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Plan Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO:

________________

The undersigned hereby irrevocably elects to exercise ___________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________________

Dated: _____________________

Signature Guaranteed:

__________________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a member firm of a recognized stock exchange in Canada or a Canadian chartered bank or trust company.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Right Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature Guaranteed:

__________________________________________________

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.